Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

December 31, 2018

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDA divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage, and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDA and Fixed Charges.

Cash Operating Expenses Cash Operating Expenses represents property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Cash Real Estate Revenues Cash Real Estate Revenues represents rental and related revenues, resident fees and services and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees and the impact of deferred community fee income.

Consolidated Debt The carrying amount of bank line of credit and term loans, senior unsecured notes, mortgage debt and other debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDA and Adjusted EBITDA Earnings before interest, taxes, depreciation and amortization to HCP. Adjusted EBITDA is defined as EBITDA excluding impairments (recoveries), gains or losses from sales of depreciable and non-depreciable property, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), losses (gains) upon consolidation and deconsolidation, casualty-related charges (recoveries) and foreign currency remeasurement losses (gains). EBITDA and Adjusted EBITDA include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDA and Adjusted EBITDA important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDA and Adjusted EBITDA.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI and NAREIT FFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. For Cash NOI and FAD, the non-refundable entrance fees are recognized upon receipt, net of a reserve for statutory refunds due to early terminations. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of

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other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds Available for Distribution ("FAD") FAD is defined as FFO as adjusted after excluding the impact of the following: (i) amortization of deferred compensation expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of acquired market lease intangibles, net, (vi) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (vii) actuarial reserves for insurance claims that have been incurred but not reported, and (viii) deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, FAD: (i) is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements, and (ii) includes lease restructure payments and adjustments to compute our share of FAD from our unconsolidated joint ventures and those related to CCRC non-refundable entrance fees. Certain prior period amounts in the "Non-GAAP Financial Measures Reconciliation" below for FAD have been reclassified to conform to the current period presentation. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("FAD capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other FAD adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FAD for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FAD to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other FAD adjustments"). See FFO for further disclosure regarding our use of pro-rata share information and its limitations. Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe FAD is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs more meaningful. FAD does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our FAD adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, FAD is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. FAD is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Funds From Operations ("FFO") FFO encompasses NAREIT FFO and FFO as adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

NAREIT FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of NAREIT FFO and FFO as adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of NAREIT FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our NAREIT FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in NAREIT FFO do not represent our legal claim to such items. The joint

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venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

NAREIT FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute NAREIT FFO in accordance with the current NAREIT definition; however, other REITs may report NAREIT FFO differently or have a different interpretation of the current NAREIT definition from ours.

FFO as adjusted. In addition, we present NAREIT FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, impairments (recoveries) of non-depreciable assets, losses (gains) from the sale of non-depreciable assets, severance and related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains) and changes in tax legislation ("FFO as adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as adjusted is used by management in analyzing our business and the performance of our properties, and we believe it is important that stockholders, potential investors and financial analysts understand this measure used by management. We use FFO as adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as adjusted may not be comparable to those reported by other REITs.

HCP's Share of Unconsolidated Joint Ventures ("JVs") HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization; and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, less the value attributable to refundable Entrance Fee liabilities. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDA Net Debt divided by Adjusted EBITDA is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and income from direct financing leases), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Management believes NOI provides relevant and useful information because it reflects only income and operating expense items that are incurred at the property level and presents them on an unlevered basis. Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Adjusted NOI is oftentimes referred to as "Cash NOI." NOI and Adjusted NOI exclude our share of income (loss) generated by unconsolidated joint ventures, which is recognized in equity income (loss) from unconsolidated joint ventures in the consolidated statements of operations. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our same property portfolio ("SPP"), as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties and SHOP facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Income Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs.

Real Estate Revenues Includes rental related revenues, tenant recoveries, resident fees and services and income from DFLs.

Revenue Per Occupied Room ("REVPOR") SHOP The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same Property Portfolio SPP NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. SPP NOI excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in SPP once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from SPP when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations or changes its reporting structure (such as triple-net to SHOP).

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments Our portfolio is comprised of investments in the following healthcare segments: (i) senior housing triple-net, (ii) senior housing operating portfolio ("SHOP"), (iii) life science (iv) medical office and (v) other non-reportable segments ("Other").

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In thousands, except for per share data

Funds From Operations

	Three Months Ended December 31,		Year Ended December 31,	
	2018	**2017**	**2018**	**2017**
Net income (loss) applicable to common shares	$ 829,325	$ (59,298)	$1,058,424	$ 413,013
Real estate related depreciation and amortization	130,759	136,833	549,499	534,726
Real estate related depreciation and amortization on unconsolidated joint ventures	15,237	12,347	63,967	60,058
Real estate related depreciation and amortization on noncontrolling interests and other	(3,828)	(3,425)	(11,795)	(15,069)
Other real estate-related depreciation and amortization	2,071	1,646	6,977	9,364
Loss (gain) on sales of real estate, net	(763,774)	(33,789)	(925,985)	(356,641)
Loss (gain) on sales of real estate, net on unconsolidated joint ventures	—	(1,430)	—	(1,430)
Loss (gain) upon consolidation of real estate, net[1]	(50,171)	—	(9,154)	—
Taxes associated with real estate dispositions	2,765	—	3,913	(5,498)
Impairments (recoveries) of depreciable real estate, net	32,803	—	44,343	22,590
NAREIT FFO applicable to common shares, basic and diluted	$ 195,187	$ 52,884	$ 780,189	$ 661,113
Weighted average shares outstanding - diluted NAREIT FFO	473,289	469,388	470,719	468,935
Impact of adjustments to NAREIT FFO:				
Transaction-related items[2]	$ 2,416	$ 60,100	$ 11,029	$ 62,576
Other impairments (recoveries) and losses (gains), net[3]	3,277	84,374	7,619	92,900
Severance and related charges[4]	595	1,111	13,906	5,000
Loss on debt extinguishments[5]	263	—	44,162	54,227
Litigation costs (recoveries)	323	8,130	363	15,637
Casualty-related charges (recoveries), net	—	2,039	—	10,964
Foreign currency remeasurement losses (gains)	72	(58)	(35)	(1,043)
Tax rate legislation impact	—	17,028	—	17,028
Total adjustments	6,946	172,724	77,044	257,289
FFO as adjusted applicable to common shares	202,133	225,608	857,233	918,402
Distributions on dilutive convertible units and other	(18)	(98)	(198)	6,657
Diluted FFO as adjusted applicable to common shares	$ 202,115	$ 225,510	$ 857,035	$ 925,059
Weighted average shares outstanding - diluted FFO as adjusted	473,289	469,388	470,719	473,620
Diluted earnings per common share	$ 1.73	$ (0.13)	$ 2.24	$ 0.88
Depreciation and amortization	0.31	0.31	1.30	1.25
Loss (gain) on sales of real estate, net	(1.61)	(0.07)	(1.96)	(0.76)
Loss (gain) upon consolidation of real estate, net[1]	(0.10)	—	(0.02)	—
Taxes associated with real estate dispositions	0.01	—	0.01	(0.01)
Impairments (recoveries) of depreciable real estate, net	0.07	—	0.09	0.05
Diluted NAREIT FFO per common share	$ 0.41	$ 0.11	$ 1.66	$ 1.41
Transaction-related items[2]	0.01	0.13	0.02	0.13
Other impairments (recoveries) and losses (gains), net[3]	0.01	0.18	0.02	0.20
Severance and related charges[4]	—	—	0.03	0.01
Loss on debt extinguishments[5]	—	—	0.09	0.11
Litigation costs (recoveries)	—	0.02	—	0.03
Casualty-related charges (recoveries), net	—	—	—	0.02
Tax rate legislation impact	—	0.04	—	0.04
Diluted FFO as adjusted per common share	$ 0.43	$ 0.48	$ 1.82	$ 1.95

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In thousands

Funds Available for Distribution

	Three Months Ended December 31,		Year Ended December 31,	
	2018	**2017**	**2018**	**2017**
FFO as adjusted applicable to common shares	$ 202,133	$ 225,608	$ 857,233	$ 918,402
Amortization of deferred compensation[6]	3,465	3,180	14,714	13,510
Amortization of deferred financing costs	2,851	3,428	12,612	14,569
Straight-line rents	(2,251)	(5,881)	(23,138)	(23,933)
FAD capital expenditures	(35,956)	(39,646)	(106,193)	(113,471)
Lease restructure payments	294	305	1,195	1,470
CCRC entrance fees[7]	4,677	6,949	17,880	21,385
Deferred income taxes[8]	(5,993)	(4,967)	(18,744)	(15,490)
Other FAD adjustments[9]	(1,219)	(6,373)	(9,162)	(12,722)
FAD applicable to common shares, basic and diluted	**$ 168,001**	**$ 182,603**	**$ 746,397**	**$ 803,720**
Weighted average shares outstanding - diluted FAD	473,289	469,388	470,719	468,935

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(1) For the three months ended December 31, 2018, represents the gain related to the acquisition of our partner's interests in four previously unconsolidated life science assets. For the year ended December 31, 2018, represents the gain related to the acquisition of our partner's interests in four previously unconsolidated life science assets, partially offset by the loss on consolidation of seven U.K. care homes.

(2) For the three months and year ended December 31, 2017, includes $55 million of net non-cash charges related to the right to terminate certain triple-net leases and management agreements in conjunction with a previous transaction with Brookdale in November 2017.

(3) For the year ended December 31, 2018, primarily relates to the impairment of an undeveloped life science land parcel classified as held for sale. For the year ended December 31, 2017, represents the impairment of our Tandem Health Care mezzanine loan, net of the impairment recovery upon the sale of our Four Seasons senior notes.

(4) For the year ended December 31, 2018, primarily relates to the departure of our former Executive Chairman, which consisted of $6 million of cash severance and $3 million of equity award vestings, and corporate restructuring activities. For the year ended December 31, 2017, primarily relates to the departure of our former Chief Accounting Officer.

(5) Represents the premium associated with the prepayment of senior unsecured notes.

(6) Excludes amounts related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of certain former employees, which have already been excluded from FFO as adjusted in severance and related charges.

(7) Represents our 49% share of non-refundable entrance fees, as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.

(8) For the three months ended December 31, 2017, excludes deferred tax expense, which is included in tax rate legislation impact. For the year ended December 31, 2017, excludes: (i) deferred tax expense, which is included in tax rate legislation impact and (ii) deferred tax benefit from casualty-related charges, which is included in casualty-related charges (recoveries), net.

(9) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of FAD capital expenditures from consolidated joint ventures.

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In thousands

HCP's Share of Unconsolidated Joint Venture NAREIT FFO, FFO as Adjusted and FAD

	Three Months Ended December 31, 2018												
	Total		**CCRC JV**		**Other SHOP JVs**		**U.K. JV**		**Life Science**		**Medical Office**		**Remaining**
Equity income (loss) from unconsolidated joint ventures	$	(2,152)	$	(3,405)	$	(525)	$	1,284	$	70	$	207	$	217
Real estate related depreciation and amortization		15,237		11,701		970		1,838		475		197		56
NAREIT FFO	$	13,085	$	8,296	$	445	$	3,122	$	545	$	404	$	273
Transaction-related items		708		708		—		—		—		—		—
FFO as adjusted	$	13,793	$	9,004	$	445	$	3,122	$	545	$	404	$	273
FAD adjustments		1,545		1,875		(72)		(148)		(42)		(70)		2
FAD	$	15,338	$	10,879	$	373	$	2,974	$	503	$	334	$	275

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In thousands, except for per share data

Projected Future Operations[1]

	Full Year 2019			
	Low		High	
Diluted earnings per common share	$	0.45	$	0.51
Real estate related depreciation and amortization		1.14		1.14
Real estate related depreciation and amortization on unconsolidated joint ventures		0.11		0.11
Real estate related depreciation and amortization on noncontrolling interests and other		(0.04)		(0.04)
Other real estate-related depreciation and amortization		0.01		0.01
Loss (gain) on sales of real estate, net		(0.01)		(0.01)
Impairments (recoveries) of depreciable real estate, net		0.01		0.01
Diluted NAREIT FFO per common share	$	1.67	$	1.73
Transaction-related items		0.02		0.02
Litigation costs (recoveries)		0.01		0.01
Diluted FFO as adjusted per common share	$	1.70	$	1.76

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(1)   The foregoing projections reflect management's view as of February 13, 2019 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended December 31, 2018 that was issued on February 13, 2019. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of February 13, 2019. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

HCP's Share of Unconsolidated Joint Venture NAREIT FFO and Cash NOI

	Full Year 2019			
	Low		High	
Equity income (loss) from unconsolidated joint ventures	$	(9,000)	$	(2,000)
Real estate related depreciation and amortization		57,000		58,000
NAREIT FFO	$	48,000	$	56,000
Adjustments to NAREIT FFO[1]		13,000		13,000
Total NOI	$	61,000	$	69,000
Non-cash adjustments to NOI[2]		14,000		14,000
Total Cash NOI	$	75,000	$	83,000

---

(1)   Includes interest and general and administrative expenses.

(2)   Includes our 49% share of non-refundable Entrance Fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV Entrance Fee amortization.

HCP

Reconciliations

In millions

Projected SPP Cash NOI[1][2]

For the projected full year 2019 (low)

	Senior Housing[3]		Life Science		Medical Office		Other		Total	
Cash NOI	$	356	$	296	$	359	$	53	$	1,064
Interest income		—		—		—		8		8
Cash NOI plus interest income		356		296		359		61		1,072
Interest income		—		—		—		(8)		(8)
Non-cash adjustments to cash NOI[4]		(3)		21		7		(1)		27
NOI		353		317		366		51		1,087
Non-SPP NOI		(98)		(93)		(56)		(2)		(248)
SPP NOI		255		224		311		50		840
Non-cash adjustments to SPP NOI[4]		—		(2)		(6)		1		(6)
SPP cash NOI	$	256	$	223	$	304	$	51		834
Addback adjustments[5]										254
Other income and expenses[6]										28
Costs and expenses[7]										(872)
Other impairments (recoveries), net										(5)
Net income (loss)									$	238

For the projected full year 2019 (high)

	Senior Housing[3]		Life Science		Medical Office		Other		Total	
Cash NOI	$	368	$	299	$	362	$	54	$	1,082
Interest income		—		—		—		8		8
Cash NOI plus interest income		368		299		362		62		1,090
Interest income		—		—		—		(8)		(8)
Non-cash adjustments to cash NOI[4]		(3)		21		8		(1)		27
NOI		365		320		370		52		1,106
Non-SPP NOI		(102)		(94)		(56)		(2)		(254)
SPP NOI		263		227		314		50		852
Non-cash adjustments to SPP NOI[4]		—		(2)		(6)		1		(6)
SPP cash NOI	$	263	$	225	$	307	$	52		846
Addback adjustments[5]										260
Other income and expenses[6]										32
Costs and expenses[7]										(868)
Other impairments (recoveries), net										(5)
Net income (loss)									$	264

HCP

Reconciliations

In millions

For the year ended December 31, 2018

	Senior Housing[3]	Life Science	Medical Office	Other	Total
Cash NOI	$ 411	$ 294	$ 347	$ 68	$ 1,119
Interest income	—	—	—	10	10
Cash NOI plus interest income	411	294	347	78	1,130
Interest income	—	—	—	(10)	(10)
Non-cash adjustments to cash NOI[4]	(5)	10	8	—	12
NOI	406	303	354	68	1,131
Non-SPP NOI	(146)	(87)	(49)	(18)	(300)
SPP NOI	260	217	305	50	831
Non-cash adjustments to SPP NOI[4]	(1)	(2)	(6)	1	(8)
SPP cash NOI	$ 260	$ 214	$ 299	$ 50	823
Addback adjustments[5]					308
Other income and expenses[6]					965
Costs and expenses[7]					(967)
Other impairments (recoveries), net					(55)
Net income (loss)					$ 1,073

Projected SPP Cash NOI change for the full year 2019

	Senior Housing[3]	Life Science	Medical Office	Other	Total
Low	(1.50%)	4.00%	1.75%	2.00%	1.25%
High	1.50%	5.00%	2.75%	3.00%	2.75%

(1) The foregoing projections reflect management's view as of February 13, 2019 of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended December 31, 2018 that was issued on February 13, 2019. However, these projections do not reflect the impact of unannounced future transactions, except as described herein, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or larger than expected litigation settlements and expenses related to existing or future litigation matters. Our actual results may differ materially from the projections set forth above. The aforementioned ranges represent management's best estimates based upon the underlying assumptions as of February 13, 2019. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) Does not foot due to rounding and adjustments made to SPP to the high and low ranges reported by segment.

(3) Includes senior housing triple-net and SHOP.

(4) Represents straight-line rents, DFL non-cash interest, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported and lease termination fees.

(5) Represents non-SPP NOI and non-cash adjustments to SPP NOI.

(6) Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income taxes benefit (expense) and equity income (loss) from unconsolidated joint ventures.

(7) Represents interest expense, depreciation and amortization, general and administrative, transaction costs and loss on debt extinguishments.

HCP

In thousands

Enterprise Gross Assets and Portfolio Investment

	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Corporate Non-segment	Total
	December 31, 2018						
Consolidated total assets	$ 2,454,785	$ 1,911,198	$ 3,822,080	$ 3,392,272	$1,038,646	$ 99,572	$12,718,553
Investments in and advances to unconsolidated JVs	—	—	—	—	(540,088)	—	(540,088)
Accumulated depreciation and amortization	634,305	482,906	710,456	1,123,259	178,290	101	3,129,317
Consolidated Gross Assets	$ 3,089,090	$ 2,394,104	$ 4,532,536	$ 4,515,531	$ 676,848	$ 99,673	$15,307,782
HCP's share of unconsolidated JV gross assets	—	—	—	—	1,421,175	—	1,421,175
Enterprise Gross Assets	$ 3,089,090	$ 2,394,104	$ 4,532,536	$ 4,515,531	$2,098,023	$ 99,673	$16,728,957
Land held for development	—	—	(76,229)	(946)	—	—	(77,175)
Land held for sale	—	—	(35,052)	—	—	—	(35,052)
Fully depreciated real estate and intangibles	97,795	46,129	295,460	384,106	9,910	—	833,400
Non-real estate related assets[1]	(144,545)	(123,440)	(179,124)	(171,972)	(292,818)	(99,673)	(1,011,572)
Real estate intangible liabilities	(44,677)	(1,553)	(61,892)	(76,001)	(25,513)	—	(209,636)
Portfolio Investment	$ 2,997,663	$ 2,315,240	$ 4,475,699	$ 4,650,718	$1,789,602	$ —	$16,228,922
Investment by Type:							
Wholly-owned	$ 2,997,663	$ 2,315,240	$ 4,475,699	$ 4,650,718	$ 632,411	$ —	$15,071,731
HCP's share of unconsolidated JVs	—	—	—	—	1,157,191	—	1,157,191
Portfolio Investment	$ 2,997,663	$ 2,315,240	$ 4,475,699	$ 4,650,718	$1,789,602	$ —	$16,228,922

(1) Includes straight-line rent receivables, net of reserves; lease commissions - 2nd generation, net of amortization; cash and restricted cash; HCP's share of the value attributable to refundable Entrance Fee liabilities for the CCRC JV and other assets.

HCP

In thousands

Real Estate Revenue

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Senior housing triple-net	$ 58,214	$ 74,289	$ 70,713	$ 67,487	$ 63,602
SHOP	133,789	144,670	138,352	137,044	127,909
Life science	96,592	99,622	101,031	98,040	96,371
Medical office	120,077	123,935	125,246	129,618	130,221
Other	29,324	30,316	32,762	22,597	22,458
Real Estate Revenue	$ 437,996	$ 472,832	$ 468,104	$ 454,786	$ 440,561
Senior housing triple-net	19,930	(1,878)	993	569	2,436
SHOP	(1,071)	(2,352)	(1,652)	771	41
Life science	(3,325)	(3,770)	(2,251)	(1,453)	(2,178)
Medical office	(1,368)	(1,989)	(1,701)	(1,135)	(1,461)
Other	(1,284)	(1,392)	(1,318)	(857)	(851)
Non-cash adjustments to Real Estate Revenues	$ 12,882	$ (11,381)	$ (5,929)	$ (2,105)	$ (2,013)
Senior housing triple-net	78,144	72,411	71,706	68,056	66,038
SHOP	132,718	142,318	136,700	137,815	127,950
Life science	93,267	95,852	98,780	96,587	94,193
Medical office	118,709	121,946	123,545	128,483	128,760
Other	28,040	28,924	31,444	21,740	21,607
Cash Real Estate Revenues	$ 450,878	$ 461,451	$ 462,175	$ 452,681	$ 438,548
Senior housing triple-net	(14,169)	(12,897)	(9,335)	(5,608)	(416)
SHOP	(66,457)	(74,320)	(68,813)	(70,622)	(61,430)
Life science	(23,291)	(27,613)	(28,801)	(24,006)	(21,488)
Medical office	(14,041)	(17,485)	(17,737)	(20,473)	(22,960)
Other	(7,559)	(7,930)	(10,288)	(17)	(19)
Non-SPP total Cash Real Estate Revenues	$ (125,517)	$ (140,245)	$ (134,974)	$ (120,726)	$ (106,313)
Senior housing triple-net	63,975	59,514	62,371	62,448	65,622
SHOP	66,261	67,998	67,887	67,193	66,520
Life science	69,976	68,239	69,979	72,581	72,705
Medical office	104,668	104,461	105,808	108,010	105,800
Other	20,481	20,994	21,156	21,723	21,588
Cash Real Estate Revenues - SPP	$ 325,361	$ 321,206	$ 327,201	$ 331,955	$ 332,235

HCP

In thousands

Operating Expenses

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Senior housing triple-net	$ 892	$ 1,045	$ 791	$ 840	$ 941
SHOP	129,265	101,746	101,767	106,182	104,617
Life science	21,977	21,809	22,732	23,668	23,534
Medical office	45,266	46,696	47,271	49,150	46,745
Other	1,269	1,256	1,305	1,367	1,576
Operating expenses	$ 198,669	$ 172,552	$ 173,866	$ 181,207	$ 177,413
Senior housing triple-net	(13)	(13)	(13)	35	(14)
SHOP	(34,632)	(745)	(1,528)	(606)	(3,189)
Life science	(19)	(19)	(17)	(13)	(13)
Medical office	(720)	(918)	(707)	(816)	(945)
Other	—	—	—	—	—
Non-cash adjustments to operating expenses	$ (35,384)	$ (1,695)	$ (2,265)	$ (1,400)	$ (4,161)
Senior housing triple-net	879	1,032	778	875	927
SHOP	94,633	101,001	100,239	105,576	101,428
Life science	21,958	21,790	22,715	23,655	23,521
Medical office	44,546	45,778	46,564	48,334	45,800
Other	1,269	1,256	1,305	1,367	1,576
Cash Operating Expenses	$ 163,285	$ 170,857	$ 171,601	$ 179,807	$ 173,252
Senior housing triple-net	(800)	(948)	(716)	(806)	(821)
SHOP	(49,658)	(55,917)	(53,924)	(59,204)	(53,727)
Life science	(5,764)	(7,100)	(6,833)	(6,701)	(6,722)
Medical office	(7,331)	(8,360)	(8,499)	(8,469)	(8,762)
Other	(43)	(80)	(32)	(31)	(76)
Non-SPP operating expenses	$ (63,596)	$ (72,405)	$ (70,004)	$ (75,211)	$ (70,108)
Senior housing triple-net	79	84	62	69	106
SHOP	44,975	45,084	46,315	46,372	47,701
Life science	16,194	14,690	15,882	16,954	16,799
Medical office	37,215	37,418	38,065	39,865	37,038
Other	1,226	1,176	1,273	1,336	1,500
Cash Operating Expenses - SPP	$ 99,689	$ 98,452	$ 101,597	$ 104,596	$ 103,144

HCP

In thousands

EBITDA and Adjusted EBITDA

	Three Months Ended December 31, 2018		Year Ended December 31, 2018	
Net income (loss)	$	834,383	$	1,073,474
Interest expense		54,717		266,343
Income tax expense (benefit)		(2,935)		(17,854)
Depreciation and amortization		130,759		549,499
Other real estate-related depreciation and amortization		2,071		6,977
HCP's share of unconsolidated JV:				
Interest expense		4,046		11,697
Income tax expense (benefit)		(35)		266
Depreciation and amortization		15,237		63,967
Other JV adjustments		(662)		(2,480)
EBITDA	$	1,037,581	$	1,951,889
Loss (gain) on sales of real estate, net		(763,774)		(925,985)
Loss (gain) upon consolidation of real estate, net		(50,171)		(8,007)
Impairments (recoveries) of depreciable real estate, net		32,803		44,343
Transaction-related items		2,416		11,029
Other impairments (recoveries) and losses (gains), net		3,277		7,619
Severance and related charges		595		13,906
Loss on debt extinguishments		263		44,162
Litigation costs (recoveries)		323		363
Foreign currency remeasurement losses (gains)		72		(35)
Adjusted EBITDA	$	263,385	$	1,139,284

Adjusted Fixed Charge Coverage

	Three Months Ended December 31, 2018		Year Ended December 31, 2018	
Interest expense	$	54,717	$	266,343
Capitalized interest		7,287		21,056
HCP's share of unconsolidated JV interest expense and capitalized interest		4,249		12,143
Fixed Charges	$	66,253	$	299,542
Adjusted Fixed Charge Coverage		4.0x		3.8x

HCP

Reconciliations

In thousands

Enterprise Debt and Net Debt

		December 31, 2018
Bank line of credit[1]	$	80,103
Term loans		—
Senior unsecured notes		5,258,550
Mortgage debt		138,470
Other debt		90,785
Consolidated Debt	$	5,567,908
HCP's share of unconsolidated JV mortgage debt		327,618
HCP's share of unconsolidated JV other debt		173,151
Enterprise Debt	$	6,068,677
Cash and cash equivalents		(110,790)
HCP's share of unconsolidated JV cash and cash equivalents		(21,384)
Net Debt	$	5,936,503

Financial Leverage

		December 31, 2018
Enterprise Debt	$	6,068,677
Enterprise Gross Assets		16,728,957
Financial Leverage		36.3%

Secured Debt Ratio

		December 31, 2018
Mortgage debt	$	138,470
HCP's share of unconsolidated JV mortgage debt		327,618
Enterprise Secured Debt	$	466,088
Enterprise Gross Assets		16,728,957
Secured Debt Ratio		2.8%

Net Debt to Adjusted EBITDA

		Three Months Ended December 31, 2018		Year Ended December 31, 2018
Net Debt	$	5,936,503	$	5,936,503
Adjusted EBITDA		1,053,540 [2]		1,139,284
Net Debt to Adjusted EBITDA		5.6x		5.2x

---

(1) Includes £55 million translated into USD.

(2) Represents the current quarter Adjusted EBITDA multiplied by a factor of four.

HCP

In thousands

Segment Cash NOI, Portfolio Income and SPP

Total Consolidated

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net income (loss)	$ (57,924)	$ 43,237	$ 92,928	$ 102,926	$ 834,383
Interest income	(5,263)	(6,365)	(1,447)	(1,236)	(1,358)
Interest expense	71,882	75,102	73,038	63,486	54,717
Depreciation and amortization	136,833	143,250	143,292	132,198	130,759
General and administrative	21,485	29,175	22,514	23,503	21,510
Transaction costs	5,459	2,195	2,404	4,489	1,684
Loss (gain) on sales of real estate, net	(33,789)	(20,815)	(46,064)	(95,332)	(763,774)
Impairments (recoveries), net	84,374	—	13,912	5,268	36,080
Other expense (income), net	9,303	40,407	(1,786)	(1,604)	(50,333)
Loss on debt extinguishments	—	—	—	43,899	263
Income tax expense (benefit)	13,297	(5,336)	(4,654)	(4,929)	(2,935)
Equity loss (income) from unconsolidated JVs	(6,330)	(570)	101	911	2,152
NOI	$ 239,327	$ 300,280	$ 294,238	$ 273,579	$ 263,148
Adjustment to NOI	48,264	(9,686)	(3,662)	(703)	2,148
Cash NOI	$ 287,591	$ 290,594	$ 290,576	$ 272,876	$ 265,296
Interest income	5,263	6,365	1,447	1,236	1,358
HCP's share of unconsolidated JVs	19,331	21,737	19,867	23,302	21,466
Portfolio Income	$ 312,185	$ 318,696	$ 311,890	$ 297,414	$ 288,120
Interest income	(5,263)	(6,365)	(1,447)	(1,236)	(1,358)
HCP's share of unconsolidated JVs	(19,331)	(21,737)	(19,867)	(23,302)	(21,466)
Adjustment to NOI	(48,264)	9,686	3,662	703	(2,148)
Non-SPP NOI	(25,579)	(74,733)	(69,398)	(46,692)	(36,847)
SPP NOI	$ 213,748	$ 225,547	$ 224,840	$ 226,887	$ 226,301
Non-cash adjustment to SPP NOI	11,924	(2,794)	763	472	2,790
SPP cash NOI	$ 225,672	$ 222,753	$ 225,603	$ 227,359	$ 229,091

HCP

Reconciliations

In thousands

Senior Housing Triple-Net

		Three Months Ended								
		December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018		December 31, 2018
Net income (loss)	$	37,299	$	50,738	$	18,752	$	47,627	$	67,827
Interest expense		620		600		607		599		598
Depreciation and amortization		26,343		21,906		21,251		18,884		17,564
Impairments (recoveries), net		—		—		6,273		—		—
Loss (gain) on sales of real estate, net		(6,940)		—		23,039		(463)		(23,328)
NOI	$	57,322	$	73,244	$	69,922	$	66,647	$	62,661
Adjustment to NOI		19,943		(1,865)		1,006		534		2,450
Cash NOI	$	77,265	$	71,379	$	70,928	$	67,181	$	65,111
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Portfolio Income	$	77,265	$	71,379	$	70,928	$	67,181	$	65,111
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Adjustment to NOI		(19,943)		1,865		(1,006)		(534)		(2,450)
Non-SPP NOI		5,568		(12,557)		(9,227)		(5,515)		184
SPP NOI	$	62,890	$	60,687	$	60,695	$	61,132	$	62,845
Non-cash adjustment to SPP NOI		1,006		(1,257)		1,614		1,247		2,671
SPP cash NOI	$	63,896	$	59,430	$	62,309	$	62,379	$	65,516

SHOP

		Three Months Ended								
		December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018		December 31, 2018
Net income (loss)	$	(6,597)	$	35,123	$	55,845	$	9,903	$	(19,145)
Interest expense		970		988		990		688		659
Depreciation and amortization		27,505		27,628		28,002		25,166		23,609
Impairments (recoveries), net		—		—		—		5,268		32,802
Loss (gain) on sales of real estate, net		(17,354)		(20,815)		(48,252)		(10,163)		(14,633)
NOI	$	4,524	$	42,924	$	36,585	$	30,862	$	23,292
Adjustment to NOI		33,560		(1,607)		(124)		1,378		3,230
Cash NOI	$	38,084	$	41,317	$	36,461	$	32,240	$	26,522
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Portfolio Income	$	38,084	$	41,317	$	36,461	$	32,240	$	26,522
Interest income		—		—		—		—		—
HCP's share of unconsolidated JVs		—		—		—		—		—
Adjustment to NOI		(33,560)		1,607		124		(1,378)		(3,230)
Non-SPP NOI		3,357		(20,252)		(15,515)		(10,383)		(5,681)
SPP NOI	$	7,881	$	22,672	$	21,070	$	20,479	$	17,611
Non-cash adjustment to SPP NOI		13,405		242		502		342		1,208
SPP cash NOI	$	21,286	$	22,914	$	21,572	$	20,821	$	18,819

HCP

Reconciliations

In thousands

Life Science

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net income (loss)	$ 50,816	$ 41,650	$ 35,311	$ 120,442	$ 763,666
Interest expense	85	83	80	78	76
Depreciation and amortization	33,215	36,080	35,269	34,432	34,699
Impairments (recoveries), net	—	—	7,639	—	—
Loss (gain) on sales of real estate, net	(9,501)	—	—	(80,580)	(725,604)
NOI	$ 74,615	$ 77,813	$ 78,299	$ 74,372	$ 72,837
Adjustment to NOI	(3,307)	(3,751)	(2,233)	(1,439)	(2,165)
Cash NOI	$ 71,308	$ 74,062	$ 76,066	$ 72,933	$ 70,672
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	$ 71,308	$ 74,062	$ 76,066	$ 72,933	$ 70,672
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	3,307	3,751	2,233	1,439	2,165
Non-SPP NOI	(19,183)	(23,617)	(23,979)	(18,348)	(16,553)
SPP NOI	$ 55,432	$ 54,196	$ 54,320	$ 56,024	$ 56,284
Non-cash adjustment to SPP NOI	(1,650)	(647)	(223)	(397)	(378)
SPP cash NOI	$ 53,782	$ 53,549	$ 54,097	$ 55,627	$ 55,906

Medical Office

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net income (loss)	$ 32,147	$ 31,600	$ 31,437	$ 33,960	$ 32,406
Interest expense	124	120	119	117	118
Depreciation and amortization	42,534	45,519	46,419	50,294	51,479
Loss (gain) on sales of real estate, net	6	—	—	(3,903)	(527)
NOI	$ 74,811	$ 77,239	$ 77,975	$ 80,468	$ 83,476
Adjustment to NOI	(648)	(1,071)	(993)	(319)	(516)
Cash NOI	$ 74,163	$ 76,168	$ 76,982	$ 80,149	$ 82,960
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Portfolio Income	$ 74,163	$ 76,168	$ 76,982	$ 80,149	$ 82,960
Interest income	—	—	—	—	—
HCP's share of unconsolidated JVs	—	—	—	—	—
Adjustment to NOI	648	1,071	993	319	516
Non-SPP NOI	(7,135)	(9,755)	(9,823)	(12,460)	(14,855)
SPP NOI	$ 67,676	$ 67,484	$ 68,152	$ 68,008	$ 68,621
Non-cash adjustment to SPP NOI	(223)	(441)	(409)	137	141
SPP cash NOI	$ 67,453	$ 67,043	$ 67,743	$ 68,145	$ 68,762

HCP

Reconciliations

In thousands

Other

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net income (loss)	$ (52,650)	$ (17,417)	$ 40,561	$ 18,356	$ 63,255
Interest income	(5,263)	(6,365)	(1,447)	(1,236)	(1,358)
Interest expense	688	728	742	—	—
Depreciation and amortization	7,236	12,117	12,351	3,422	3,408
Impairments (recoveries), net	84,374	—	—	—	3,278
Loss (gain) on sales of real estate, net	—	—	(20,851)	(223)	318
Other expense (income), net	—	40,567	—	—	(50,171)
Equity loss (income) from unconsolidated JVs	(6,330)	(570)	101	911	2,152
NOI	$ 28,055	$ 29,060	$ 31,457	$ 21,230	$ 20,882
Adjustment to NOI	(1,284)	(1,392)	(1,318)	(857)	(851)
Cash NOI	$ 26,771	$ 27,668	$ 30,139	$ 20,373	$ 20,031
Interest income	5,263	6,365	1,447	1,236	1,358
HCP's share of unconsolidated JVs	19,331	21,737	19,867	23,302	21,466
Portfolio Income	$ 51,365	$ 55,770	$ 51,453	$ 44,911	$ 42,855
Interest income	(5,263)	(6,365)	(1,447)	(1,236)	(1,358)
HCP's share of unconsolidated JVs	(19,331)	(21,737)	(19,867)	(23,302)	(21,466)
Adjustment to NOI	1,284	1,392	1,318	857	851
Non-SPP NOI	(8,186)	(8,552)	(10,854)	14	58
SPP NOI	$ 19,869	$ 20,508	$ 20,603	$ 21,244	$ 20,940
Non-cash adjustment to SPP NOI	(614)	(691)	(721)	(857)	(852)
SPP cash NOI	$ 19,255	$ 19,817	$ 19,882	$ 20,387	$ 20,088

Corporate Non-Segment

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net income (loss)	$ (118,939)	$ (98,457)	$ (88,978)	$ (127,362)	$ (73,626)
Interest expense	69,395	72,583	70,500	62,004	53,266
General and administrative	21,485	29,175	22,514	23,503	21,510
Transaction costs	5,459	2,195	2,404	4,489	1,684
Other expense (income), net	9,303	(160)	(1,786)	(1,604)	(162)
Loss on debt extinguishments	—	—	—	43,899	263
Income tax expense (benefit)	13,297	(5,336)	(4,654)	(4,929)	(2,935)
NOI	$ —	$ —	$ —	$ —	$ —

HCP

In thousands

Segment Cash NOI Same Property Performance

For the year ended December 31, 2018

	Senior Housing Triple-Net	SHOP	Life Science	Medical Office	Other	Corporate Non-segment	Total
Net income (loss)	$ 191,105	$ 76,168	$ 961,071	$ 129,404	$ 104,752	$ (389,026)	$ 1,073,474
Interest income	—	—	—	—	(10,406)	—	(10,406)
Interest expense	2,404	2,725	316	474	1,469	258,955	266,343
Depreciation and amortization	79,605	104,405	140,480	193,710	31,299	—	549,499
General and administrative	—	—	—	—	—	96,702	96,702
Transaction costs	—	—	—	—	—	10,772	10,772
Loss (gain) on sales of real estate, net	(641)	(93,977)	(806,184)	(4,428)	(20,755)	—	(925,985)
Impairments (recoveries), net	—	44,343	7,639	—	3,278	—	55,260
Other expense (income), net	—	—	—	—	(9,605)	(3,711)	(13,316)
Loss on debt extinguishments	—	—	—	—	—	44,162	44,162
Income tax expense (benefit)	—	—	—	—	—	(17,854)	(17,854)
Equity loss (income) from unconsolidated JVs	—	—	—	—	2,594	—	2,594
NOI	$ 272,473	$ 133,664	$ 303,322	$ 319,160	$ 102,626	$ —	$ 1,131,245
Adjustment to NOI	2,127	2,875	(9,589)	(2,899)	(4,418)	—	(11,904)
Cash NOI	$ 274,600	$ 136,539	$ 293,733	$ 316,261	$ 98,208	$ —	$ 1,119,341
Interest income	—	—	—	—	10,406	—	10,406
HCP's share of unconsolidated JVs:	—	—	—	—	86,372	—	86,372
Portfolio Income	$ 274,600	$ 136,539	$ 293,733	$ 316,261	$ 194,986	$ —	$ 1,216,119
Interest income	—	—	—	—	(10,406)	—	(10,406)
HCP's share of unconsolidated JVs	—	—	—	—	(86,372)	—	(86,372)
Adjustment to NOI	(2,127)	(2,875)	9,589	2,899	4,418	—	11,904
Non-SPP NOI	(27,113)	(53,288)	(96,954)	(50,032)	(19,332)	—	(246,719)
SPP NOI	$ 245,360	$ 80,376	$ 206,368	$ 269,128	$ 83,294	$ —	$ 884,526
Non-cash adjustment to SPP NOI	4,274	2,174	596	(307)	(3,118)	—	3,619
SPP cash NOI	$ 249,634	$ 82,550	$ 206,964	$ 268,821	$ 80,176	$ —	$ 888,145

HCP

In thousands

For the year ended December 31, 2017

	Senior Housing Triple-Net		SHOP		Life Science		Medical Office		Other		Corporate Non-segment		Total	
Net income (loss)	$	461,149	$	35,385	$	197,494	$	133,056	$	56,823	$	(461,273)	$	422,634
Interest income		—		—		—		—		(56,237)		—		(56,237)
Interest expense		2,518		7,920		373		506		4,230		292,169		307,716
Depreciation and amortization		103,820		103,162		128,864		169,795		29,085		—		534,726
General and administrative		—		—		—		—		—		88,772		88,772
Transaction costs		—		—		—		—		—		7,963		7,963
Loss (gain) on sales of real estate, net		(280,349)		(17,485)		(45,916)		(9,095)		(3,796)		—		(356,641)
Impairments (recoveries), net		22,590		—		—		—		143,794		—		166,384
Other expense (income), net		—		—		—		—		(50,895)		19,475		(31,420)
Loss on debt extinguishments		—		—		—		—		—		54,227		54,227
Income tax expense (benefit)		—		—		—		—		—		(1,333)		(1,333)
Equity loss (income) from unconsolidated JVs		—		—		—		—		(10,901)		—		(10,901)
NOI	$	309,728	$	128,982	$	280,815	$	294,262	$	112,103	$	—	$	1,125,890
Adjustment to NOI		17,098		33,227		(4,517)		(2,952)		(4,446)		—		38,410
Cash NOI	$	326,826	$	162,209	$	276,298	$	291,310	$	107,657	$	—	$	1,164,300
Interest income		—		—		—		—		56,237		—		56,237
HCP's share of unconsolidated JVs:		—		—		—		—		75,940		—		75,940
Portfolio Income	$	326,826	$	162,209	$	276,298	$	291,310	$	239,834	$	—	$	1,296,477
Interest income		—		—		—		—		(56,237)		—		(56,237)
HCP's share of unconsolidated JVs		—		—		—		—		(75,940)		—		(75,940)
Adjustment to NOI		(17,098)		(33,227)		4,517		2,952		4,446		—		(38,410)
Non-SPP NOI		(70,826)		(55,895)		(78,465)		(29,809)		(32,771)		—		(267,766)
SPP NOI	$	238,902	$	73,087	$	202,350	$	264,453	$	79,332	$	—	$	858,124
Non-cash adjustment to SPP NOI		5,899		12,759		1,636		(1,279)		(1,648)		—		17,367
SPP cash NOI	$	244,801	$	85,846	$	203,986	$	263,174	$	77,684	$	—	$	875,491

HCP

In thousands, except per month data

REVPOR SHOP

	Three Months Ended				
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
REVPOR SHOP					
Real Estate Revenues	$ 133,789	$ 144,670	$ 138,352	$ 137,044	$ 127,909
Adjustments to real estate revenues	(1,071)	(2,352)	(1,652)	771	41
Cash Real Estate Revenues	$ 132,718	$ 142,318	$ 136,700	$ 137,815	$ 127,950
Other adjustments to REVPOR SHOP[1]	(10,801)	(2,527)	(20,136)	(25,055)	(28,998)
REVPOR SHOP revenues	$ 121,917	$ 139,791	$ 116,564	$ 112,760	$ 98,952
Average occupied units/month	10,216	11,452	9,648	9,193	7,745
REVPOR SHOP per month[2]	$ 3,978	$ 4,069	$ 4,027	$ 4,089	$ 4,259
SPP REVPOR SHOP					
REVPOR SHOP revenues	$ 121,917	$ 139,791	$ 116,564	$ 112,760	$ 98,952
Change in reporting structure[3]	—	(528)	(513)	(13,756)	(19,920)
Other non-SPP cash real estate revenues	(55,656)	(71,265)	(48,164)	(31,811)	(12,511)
SPP REVPOR SHOP revenues	$ 66,261	$ 67,998	$ 67,887	$ 67,193	$ 66,520
SPP average occupied units/month	5,589	5,566	5,495	5,450	5,446
SPP REVPOR SHOP per month[2]	$ 3,952	$ 4,072	$ 4,118	$ 4,109	$ 4,071

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(1)   Includes revenue for newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations.

(2)   Represents the current quarter REVPOR divided by a factor of three.

(3)   Represents revenues for assets that transitioned from senior housing triple-net to SHOP during the year-over-year comparison period.

HCP